Exhibit 99.1

[LOGO] GRUPO SIMEC

PRESS RELEASE                        Contact: Adolfo Luna Luna
                                              Jose Flores Flores
                                              Grupo Simec, S.A. de C.V.
                                              Calzada Lazaro Cardenas 601
                                              44440 Guadalajara, Jalisco, Mexico
                                              52 33 3669 5740

       GRUPO SIMEC ANNOUNCES PRELIMINARY (UNAUDITED) RESULTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2002

GUADALAJARA, MEXICO, February 27, 2003- Grupo Simec, S.A. de C.V. (AMEX-SIM) ("Simec") announced today its preliminary (unaudited) results of operations for the year ended December 31, 2002. Net sales increased 5% to Ps. 2,109 million in 2002 compared to Ps. 2,011 million in 2001. Primarily as a result of the recording of an exchange loss in 2002 versus the recording of an exchange gain in 2001, Simec recorded net income of Ps. 93 million in 2002 versus net income of Ps. 242 million for 2001.

Simec sold 609,202 metric tons of basic steel products during 2002 as compared to 560,726 metric tons in 2001. Exports of basic steel products increased to 80,179 metric tons in 2002 versus 48,385 metric tons in 2001. Additionally Simec sold 23,137 tons of billet in 2002 as compared to 1,248 tons of billet in 2001. Prices of finished products sold in 2002 decreased 5% in real terms versus 2001.

Simec's direct cost of sales was Ps. 1,409 million in 2002, or 67% of net sales, versus Ps. 1,350 million, or 67% of net sales, for 2001. Indirect manufacturing, selling, general and administrative expenses (including depreciation) decreased 6% to Ps. 442 million during 2002, from Ps. 471 million in 2001.

Simec's operating income increased 36% to Ps. 258 million during 2002 from Ps. 190 million in 2001. As a percentage of net sales, operating income was 12% in 2002 and 9% in 2001.

Simec recorded other expense, net, of Ps. 15 million in 2002 compared to other income, net, of Ps. 64 million in 2001. In addition, Simec recorded a reserve for income tax and employee profit sharing of Ps. 27 million in 2002 versus a reserve of Ps. 17 million in 2001.

Simec recorded financial expense of Ps. 123 million in 2002 compared to financial income of Ps. 5 million in 2001 as a result of (i) net interest expense of Ps. 53 million in 2002 compared to net interest expense of Ps. 166 million in 2001, reflecting lower debt levels in the 2002 period, (ii) an exchange loss of Ps. 100 million in 2002 compared to an exchange gain of Ps. 99 million in 2001, reflecting a decrease of 12.8% in the value of the peso versus the dollar in 2002 compared to an increase of 4.5% in the value of the peso versus the dollar in 2001 and (iii) a gain from monetary


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position of Ps. 30 million in 2002 compared to a gain from monetary position of
Ps. 72 million in 2001, reflecting the domestic inflation rate of 5.7% in 2002 compared to the domestic inflation rate of 4.4% in 2001 and lower debt levels during the 2002 period.

At December 31, 2002, Simec's total consolidated debt consisted of approximately $48 million of U.S. dollar-denominated debt (including $14.4 million of debt owed to Simec's parent company Industrias CH, S.A. de C.V. ("ICH"), while at December 31, 2001, Simec had outstanding approximately $103 million of U.S. dollar-denominated debt (including $14.8 million of debt owed to ICH); Simec's lower debt level at December 31, 2002 reflects the prepayment of $48.1 million of bank debt in 2002 (Simec financed $24.4 million of this prepayment with loans from ICH), the amortization of an aggregate of $6.7 million of bank debt in 2002 and the conversion to common stock in June 2002 of $24.6 million of loans (plus accrued interest thereon) from ICH at a conversion price equivalent to U.S. $1.51 per American Depositary Share. Substantially all of Simec's remaining consolidated debt (other than debt owed to ICH) matures in 2009 and amortizes in equal semi-annual installments.

All figures were prepared in accordance with Mexican generally accepted accounting principles and are stated in constant Pesos at December 31, 2002.

Simec is a mini-mill steel producer in Mexico and manufactures a broad range of non-flat structural steel products.

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